Exhibit 99.1

DayDayCook Announces Pricing of Initial Public Offering

NEW YORK, Nov. 17, 2023 (GLOBE NEWSWIRE) -- DDC Enterprise Ltd, (NYSEAM: DDC) (“DayDayCook” or the “Company”), a leading content-driven food consumer brand, today announced the pricing of its initial public offering of 3,900,000 of its Class A Ordinary Shares at a price of $8.50 per share. All the Class A Ordinary Shares are being offered by DayDayCook. In addition, DayDayCook has granted the underwriters a 30-day option to purchase an additional 585,000 shares of its common stock at the initial public offering price, less the underwriting discounts and commissions.

The gross proceeds to DayDayCook from the offering, before deducting underwriting discounts and commissions and other offering expenses payable by the Company, are expected to be $33.15 million. The offering is expected to close on November 21, 2023, subject to the satisfaction of customary closing conditions. The shares are expected to begin trading on the NYSE American on November 17, 2023 under the symbol “DDC.”

CMB International Capital Limited, The Benchmark Company, LLC, Maxim Group LLC and Freedom Capital Markets are acting as joint book-running managers for the offering. Guotai Junan Securities (Hong Kong) Limited, Eddid Securities and Futures Limited, Eddid Securities USA Inc. and Tiger Brokers (NZ) Limited are acting as Co-Managers.

The Company expects to use the net proceeds from the sale of the shares for working capital, business expansion including through acquisitions, and repayment of loans.

The registration statement relating to the securities being sold in this offering have been filed with the U.S. Securities and Exchange Commission (SEC) and became effective on November 16, 2023. A copy of the registration statement can be accessed through the SEC’s website at www.sec.gov. This offering is being made only by means of a prospectus forming part of the registration statement relating to these securities. When available, a copy of the final prospectus relating to this offering may be obtained from the SEC’s website at www.sec.gov or from: The Benchmark Company, LLC, Attention: Prospectus Department, 150 E. 58th Street, 17th floor, New York, NY 10155 at 212-312-6700 or by email at prospectus@benchmarkcompany.

This press release does not constitute an offer to sell, or the solicitation of an offer to buy any of the Company’s securities, nor shall there be any offer, solicitation or sale of any of the Company’s securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction.

About DayDayCook – A Leader in Food Innovation

Founded in 2012, DayDayCook is a leading content-driven consumer brand offering easy, convenient ready-to-heat, ready-to-cook and ready-to-eat products. The company focuses on innovative and healthy meal solutions with a fast-growing omnichannel sales network in China and the U.S., and a through a strong online presence globally. The Company builds brand recognition through culinary and lifestyle content across major social media and e-commerce platforms.

Forward-Looking Statements

Certain statements in this announcement are forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on the Company’s current expectations and projections about future events that the Company believes may affect its financial condition, results of operations, business strategy and financial needs. These forward-looking statements are also based on assumptions regarding the Company’s present and future business strategies and the environment in which the Company will operate in the future. Investors can find many (but not all) of these statements by the use of words such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “likely to” or other similar expressions. The Company undertakes no obligation to update or revise publicly any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to review other factors that may affect its future results in the Company’s registration statement and other filings with the SEC.

Contact:

Investors:

CORE IR
Matt Blazei
mattb@coreir.com

Media:
CORE PR
Kati Waldenburg
pr@coreir.com